                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



(MARK ONE)

      (X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR


      ( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                              EXCHANGE ACT OF 1934

      FOR THE TRANSITION PERIOD FROM_____________TO_____________



COMMISSION FILE NUMBER:33-76290

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              DOMINION HOMES, INC.

                            RETIREMENT PLAN AND TRUST


            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              DOMINION HOMES, INC.

                                5501 FRANTZ ROAD

                                DUBLIN, OH 43017

DOMINION HOMES, INC.
RETIREMENT PLAN
AND TRUST
FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Dominion Homes, Inc. Retirement Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Dominion Homes, Inc. Retirement Plan and Trust (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Columbus, Ohio
June 14, 2002

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                     2001           2000
ASSETS
Investments, at fair value                        $9,328,204     $8,030,413
Outstanding participants' loans                      152,362        150,422
Employer contributions receivables                    22,791         41,077
Employee contributions receivables                        --         29,424
Accrued interest and dividends receivable                706            615
                                                  ----------     ----------
    Total assets                                   9,504,063      8,251,951
                                                  ----------     ----------
LIABILITIES
Accrued expenses                                      12,010         12,375
                                                  ----------     ----------
    Total liabilities                                 12,010         12,375
                                                  ----------     ----------
       Net assets available for benefits          $9,492,053     $8,239,576
                                                  ==========     ==========

   The accompanying notes are an integral part of these financial statements.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                              2001             2000
ADDITIONS
    Employee contributions                                $ 1,018,686      $   980,444
    Employer contributions                                    629,963          554,386
    Interest and dividend income                              274,262          510,531
                                                          -----------      -----------
    Total additions                                         1,922,911        2,045,361
                                                          -----------      -----------
DEDUCTIONS
    Participant benefits                                     (509,188)      (1,071,860)
    Net depreciation in the fair value of investments        (114,151)        (823,487)
    Administrative expenses                                   (47,095)         (44,941)
                                                          -----------      -----------
    Total deductions                                         (670,434)      (1,940,288)
                                                          -----------      -----------
      Net additions                                         1,252,477          105,073
Net assets available for benefits, beginning of year        8,239,576        8,134,503
                                                          -----------      -----------
Net assets available for benefits, end of year            $ 9,492,053      $ 8,239,576
                                                          ===========      ===========



   The accompanying notes are an integral part of these financial statements.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      Dominion Homes, Inc. (the Employer) established Dominion Homes, Inc. Retirement Plan and Trust (the Plan) effective July 1, 1985. The Plan is a defined contribution plan designed to comply with Sections 401(a) and (k) of the Internal Revenue Code. The following is a brief description of the Plan. Participants should refer to the plan document for a complete explanation of the Plan's provisions.

      Employees are eligible to participate in the Plan upon the latest of: a) the attainment of age 21; b) the completion of six months of service; and
      c) classification as a regular full-time employee, exclusive of employees for whom retirement benefits have been the subject of good faith collective bargaining.

      Participants designate the percentage of employer and participant contributions invested in the 14 investment fund options. These options include:

      -     Dominion Homes Stock

      -     EB Money Market Fund

      -     Victory DCS MaGIC Fund

      -     Victory LifeChoice Moderate Investor Fund

      -     Victory LifeChoice Growth Investor Fund

      -     Victory Diversified Stock Fund

      -     Victory Stock Index Fund

      -     Fidelity Advisors Growth Opportunities Fund (Class T)

      -     Janus Twenty Fund

      -     Janus Worldwide Fund

      -     INVESCO Dynamics Fund

      -     PIMCO Total Return Fund

      -     Franklin Small Cap Growth Fund

      -     AIM International Equity Fund

      The EB Money Market Fund and the DCS MaGIC Fund are KeyBank Common Trust Funds with investments in fixed income securities and guaranteed investment contracts. Participants may change their investment options on a daily basis.

      A participant in the Plan may enter into a salary reduction agreement with the Employer, authorizing the Employer to withhold a percentage of such participant's compensation and to contribute such amount to the Plan on their behalf. If a participant has not authorized the Employer to withhold at the maximum rate and desires to increase the total amount withheld for a plan year, such participant may authorize the Employer to withhold a supplemental amount up to 100% of their compensation for one or more pay periods. In no event may the

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

      sum of the amounts withheld under the Salary Reduction Agreement plus the supplemental withholding in any calendar year exceed $10,500, the maximum allowable. In accordance with Section 401(k) of the Internal Revenue Code, all amounts withheld from a participant's compensation in accordance with this section and contributed to their salary reduction account are not to be included in the gross income of the participant for federal income tax purposes and are deemed, for tax purposes, to be an employee contribution to the Plan.

      The Employer is required to make matching contributions to the Plan from its current or accumulated profits, if any, equal to 100% of the first 3% of salary reduction contributions made by participants and 50% of the next 2% of salary reduction contributions, provided that the participant is employed on the last day of the plan year, subject to the limitations as published from time to time by the Internal Revenue Service. In no event may the sum of the amounts credited to a participant's salary reduction account and matching contribution account in any plan year exceed the lesser of 25% of the participant's compensation for the plan year or $30,000.

      A participant's interest in their salary reduction account, rollover account, and matching contribution account shall be fully vested and nonforfeitable at all times.

      Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum amount equal to the lesser of 50% of their vested account balance or $50,000. Loan terms are not to exceed five years with the interest rate based on the rates available for similar loans from commercial lending institutions. The loans are collateralized by an assignment, pledge, or other security interest in the participant's vested account balance. Repayment of a loan is required to be made through payroll deductions on an aftertax basis in level payments of principal and interest.

      Benefits under the Plan are generally payable upon the earliest occurrence of a participant's death, disability or retirement at or after attainment of normal retirement age. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account, or in equal monthly, quarterly, semiannual or annual installments over a period not to exceed ten years. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Notwithstanding the foregoing, a participant's salary reduction account may also be distributed in the event of certain financial hardships or the attainment of age 55.

      The Employer reserves the right at any time to amend or terminate this plan or to suspend contributions thereto, provided that no such amendment, termination or suspension shall have the effect of giving the Employer any right or interest, or of revoking or diminishing the rights and interests of any participant in the funds then held by the trustee.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

2.    ACCOUNTING POLICIES

      The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America.

      INVESTMENT VALUATION AND INCOME RECOGNITION
      The Plan's investments are stated at fair value that is measured from quoted market prices as of the last business day of the plan year.

      Security transactions are reflected on a trade-date basis, which is not materially different from a settlement-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

      In the statements of changes in net assets available for plan benefits, the Plan presents the net depreciation in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

      ADMINISTRATIVE EXPENSES
      Administrative expenses are paid by the trustee from the net assets of the Plan. Approximately $47,000 and $45,000 in administrative expenses were incurred for the years ended December 31, 2001 and 2000, respectively.

      USE OF ESTIMATES
      The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in the net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES
      The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

3.    INVESTMENTS

      The following are investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2001 and 2000:

                                                            2001
                        INVESTMENTS                      FAIR VALUE
         -----------------------------------------      -----------
         Dominion Homes Stock Fund                      $ 2,263,388
         Victory LifeChoice Moderate Investor Fund        1,108,720
         Victory LifeChoice Growth Investor Fund          1,031,243
         Janus Twenty Fund                                  911,664
         Victory Diversified Stock Fund                     801,268
         Victory Stock Index Fund                           769,164
         Victory DCS MaGIC Fund                             596,024
         Janus Worldwide Fund                               495,902

                                                            2000
                        INVESTMENTS                      FAIR VALUE
         -----------------------------------------      -----------
         Dominion Homes Stock Fund                      $ 1,299,393
         Victory LifeChoice Moderate Investor Fund        1,255,372
         Victory LifeChoice Growth Investor Fund          1,224,246
         Janus Twenty Fund                                  821,809
         Victory Stock Index Fund                           742,829
         Victory Diversified Stock Fund                     633,377
         INVESCO Dynamics Fund                              576,621
         Janus Worldwide Fund                               522,751

4.    TAX STATUS

      The Plan has been designed to meet the requirements of Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code, as amended by the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has been granted favorable determination of tax-exempt status under Section 501(a).

      The Plan obtained its latest determination letter on May 6, 1996, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

5.    TRANSACTIONS WITH PARTIES-IN-INTEREST

      The Plan held, at fair value, $2,263,388 and $1,299,393 of Dominion Homes, Inc. common shares (Employer Securities) at December 31, 2001 and 2000, respectively. The Plan purchased 20,998 and 16,169 shares of Dominion Homes, Inc. common shares at a cost of $236,395 and $100,535 in 2001 and 2000, respectively. The Plan sold 29,902 and 21,484 Dominion Homes, Inc. common shares for $345,100 and $150,977 with a realized gain of $87,973 and $33,940 in 2001 and 2000, respectively.

      Certain Plan investments are units of common/collective trusts and money market funds managed by Key Bank, an affiliate of Victory Capital Management, Inc. (previously Key Trust Company) in 2001 and 2000. Victory Capital Management, Inc. is the trustee as defined by the Plan for 2001 and 2000 and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $24,394 and $21,571 for the plan years ended December 31, 2001 and 2000, respectively.


6.    RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

      Net assets available for benefits and benefits paid to participants per the financial statements differ from the Form 5500 due to amounts allocated to withdrawing participants. Amounts allocated to withdrawing participants are recorded as liabilities on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date. Such amounts are not liabilities for financial reporting purposes and are not material.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

     IDENTITY OF ISSUER, BORROWER,
       LESSOR, OR SIMILAR PARTY         DESCRIPTION OF INVESTMENT                SHARES       FAIR VALUE
       ------------------------         -------------------------                ------       ----------
*Victory Capital Management, Inc.      EB Money Market Fund                     110,685       $  110,685
*Victory Funds                         DCS MaGIC Fund                            39,081          596,024
*Dominion Homes, Inc.                  Common Shares                            145,089        2,263,388
*Participant Loans                     Participant Loans (5% - 9.5% interest)   152,362          152,362
*Victory Funds                         Diversified Stock Fund                    55,760          801,268
*Victory Funds                         LifeChoice Moderate Investor Fund        111,317        1,108,720
*Victory Funds                         LifeChoice Growth Investor Fund          110,648        1,031,243
*Victory Funds                         Stock Index Fund                          45,218          769,164
Fidelity Advisors                      Growth Opportunities Fund (Class T)        8,481          412,953
Janus                                  Janus Twenty Fund                         23,704          911,664
Janus                                  Janus Worldwide Fund                      11,312          495,902
INVESCO Funds                          Dynamics Fund                             24,150          384,716
PIMCO                                  Total Return Fund                         12,915          135,601
Franklin Templeton Funds               Franklin Small Cap Growth Fund             9,588          298,852
AIM International                      Equity Fund                                  539            8,024

* Denotes a party-in-interest transaction

SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.


DATE:  JUNE 28, 2002                        DOMINION HOMES, INC.
                                          RETIREMENT PLAN AND TRUST

                                            /s/ Terry E. George
                                            -------------------
                                              Terry E. George
                                              Co-Trustee

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST
ANNUAL REPORT ON FORM 11-K FOR FISCAL YEAR ENDED DECEMBER 31, 2001

INDEX TO EXHIBITS

Exhibit No.                         Description                         Page No.
-----------                         -----------                         --------
    1                    Consent of Independent Public Accountants       Page 12